

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 30, 2009

Mr. Robert H. Barghaus
Vice President and CFO
Blyth, Inc.
One East Weaver Street
Greenwich, CT 06831

   RE: Form 10-K for the fiscal year ended January 31, 2008
      Forms 10-Q for the periods ended April 30, 2008, July 31, 2008, and
      October 31, 2008
      Schedule 14A filed April 21, 2008
      File No. 1-13026

Dear Mr. Barghaus:

  We have reviewed your response letters dated March 16, 2009 and March 23, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2008

Financial Statements

General

1. We note your response to prior comment 1 in our letter dated March 5, 2009.
    Regarding the annual incentive trips and bonuses which are recorded as
    compensation within selling expense, please disclose in future filings the related
    amounts for each period presented to provide comparability among registrants
    who may include such expenses within cost of goods sold.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 31, 2008

Financial Statements

Note 2 – Business Acquisitions, page 8

2. We note your response to prior comment 3 in our letter dated March 5, 2009.
    Given the significant management judgment involved in determining that you
    control ViSalus despite the fact that you do not have a majority voting interest,
    please expand your disclosures to highlight the information you provided in this
    response as well as your response to prior comment 16 in our letter dated January
    28, 2009. To the extent that ViSalus's revenues and expenses impact the trends of
    your post-acquisition consolidated results, disclose and discuss ViSalus's results.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within
10 business days, or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please provide
us with a response letter that keys your responses to our comments and provides any
requested information. Detailed letters greatly facilitate our review. Please file your
supplemental response on EDGAR as a correspondence file. Please understand that we
may have additional comments after reviewing your responses to our comments.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief